Exhibit 99.1

Freeline Announces Closing of Sale of Its CMC-Focused German Subsidiary

LONDON, February 10, 2023 -- Freeline Therapeutics Holdings plc (Nasdaq: FRLN) today announced the closing of the previously announced sale of its CMC-focused German subsidiary, Freeline Therapeutics GmbH, along with certain related intellectual property, to Ascend Gene and Cell Therapies Ltd., for $25 million, subject to purchase price adjustments.

Concurrent with the closing, Freeline and Ascend entered into an intellectual property agreement that assigned certain intellectual property rights, including patents and know-how related to CMC capabilities and technologies, to Ascend. Freeline maintained its rights to its AAVS3 capsid, and the agreement includes a back-license to Freeline of the assigned rights necessary to develop and commercialize its current product candidates. The companies also entered into a transition services agreement that allows Freeline to maintain flexible access to analytical and process development capabilities and dedicated personnel for a period of 18 months following the closing of the transaction.

About Freeline Therapeutics
Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (AAV) vector-mediated gene therapies. The company is dedicated to improving patient lives through innovative, one-time treatments for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The company is advancing clinical programs in Fabry disease and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in the United States. For more information about the company, visit www.freeline.life or connect with Freeline on LinkedIn and Twitter.

Forward-Looking Statements
This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline Therapeutics Holdings plc (the “Company”) regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding Ascend’s ability to perform under the transitional services agreement and meet the Company’s requirements, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media and Investor Contact:

Naomi Aoki
naomi.aoki@freeline.life
Senior Vice President, Head of Investor Relations & Corporate Communications
+ 1 617 283 4298